EXHIBIT 99.8
Transcrip CNBC QnA

INFOSYS TECHNOLOGIES LIMITED
 CNBC BOARDROOM
JANUARY 11, 2007

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris Gopalakrishnan
Infosys Technologies - COO, President and Joint MD

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

T.P. Prasad
Infosys Technologies - Head - High-tech and Discrete Manufacturing

Naren Koduvatt
Infosys Technologies - Head - Resources, Energy and Utilities

Udayan
 Welcome back. It is time for the Infosys Board Room for the quarter. This has been compared to Q1 and Q2, expectedly a quieter quarter and the stock is also flat, 1.5% down and the market too is pretty quiet after opening stable this morning. But let us hear it from the top management, Nandan Nilekani, S. Gopalakrishnan and V. Balakrishnan, all joined in and we will have other members of the management joining-in in a bit.

Gentlemen morning, and a Happy New Year to all of you.

Nandan Nilekani
Morning and same to you.

Udayan
Sum up the quarter Nandan, it has been a quieter quarter compared to Q1 and Q2, but there are good reasons for it.

Nandan Nilekani
I think it has been a very good quarter. We have grown at 10.1% in dollar terms making it the third quarter in a row where we have grown in double digits. Of course, in rupee terms we have grown only at 5.9% but that is because on an average, the rupee has appreciated at about 3.8% for the quarter and because of the rupee we lost about 145 crores of revenue and on the operating margin side in spite of a 200 basis points impact on the operating margin because of the rupee, actually the operating margin has gone up by 20 basis points because of the gain on revenue productivity, package sales, SG&A scale benefits and plus it was a quarter when there were holidays. So, when we took at the totality of it, I think it was a quarter that we are quite happy with.

Udayan
You have not changed your guidance too much for the full year. Last couple of quarters you upped your guidance quite significantly. Should one read anything into it?

Nandan Nilekani
No, I do not think so because typically the fourth quarter is also the first quarter in the US where people are doing the budgets and so forth, but fundamentally if you take an annual look, we are talking about growing at 43% in dollar terms and 46% in rupee terms. So, I think we are very much on target. We do not see any global slowdown as such. We think we have a strong position. We think our strategy of moving up the value chain is working out well. So, we have nothing to complain about.

Udayan
Last couple of quarters you did volume growth of close to 14% to 15%. Despite the holidays, is there any sign that the volume growth momentum is slowing down or is it just a quarterly aberration or expected quarterly aberration?

Nandan Nilekani
I think it is more of a quarterly thing. I think when you are growing at 10% a year for three quarters in a row, that means each quarter you are adding that much more to the volume. So you see this is all built on previous quarter's ending mark. So, I think we are very happy with the way the year has turned out.

Udayan
Bala, a quick word on the margins. How did you offset the 200 basis points squeezed because of the rupee?

V. Balakrishnan
Yes, I think this quarter the rupee has behaved adverse to us. The rupee appreciated by something around 3.8%. It had an impact of 200 basis points on the margins. Our per capita revenues on a blended basis went up by 1.4%. It contributed around 80 basis points positively to the margins and we have our product revenues growing sequentially at 27.5% during the quarter, that also contributed to another 70-80 basis points to the margin and we had a scale benefit coming under SG&A side of 50 basis points. So, all this helped us to lessen the impact due to the rupee appreciation during the quarter. We are able to maintain the margins. Infact the margins went up by 20 basis points during the quarter in spite of absorbing 200 basis points due to rupee on the operating side and another 60 basis points on the non-operating side. Overall, rupee-dollar impacted us around 2.6% on the net margin.

Mitali
How are you positioning yourself in that case Bala, for the next two quarters and do you expect this trend to continue in terms of the currency?

V. Balakrishnan
I think in the last one week the currency has moved the other way. It is around 44.53 or so now. Our guidance factors 44.11. That is the closing number as of December end. I think we have a cover of something around $360 million both in terms of forwards and options and we always have policies to cover for next one to two quarters. We have not changed our policy. We are keeping eye on the rupee-dollar rate and proactively covering in the market, trying to do more options, trying to do more hedging, and try to lessen the impact.

Mitali
Nandan, besides the volume growth, the market seems keen to understand what is happening with pricing trends? Are you seeing an uptake or are you at this point seeing just stabilization?

Nandan Nilekani
I think it is the same as what I have been saying before, which is stable with an upward bias. Some of that has been reflected in the improvement in revenue productivity which Bala talked about. So, I think there is nothing different from what we have been saying earlier.

Udayan
One of the analyst we spoke to, Kris, early in the morning said that there is one red flag. It is attrition having gone up in this quarter. Should one worry about that or is it just also a seasonal or a quarterly thing?

Kris Gopalakrishnan
See, in our attrition there is involuntary attrition because of people not performing either during training or during the course of the work which also has gone up with larger numbers and things like that. If I exclude that, it is just very very marginal, 0.2% only increase from the last quarter. So, it is not a cause for significant worry but the attrition always is something which we need to take up as an important thing. So we are looking at what needs to be done, which category, where the need is etc., and addressing that proactively.

Udayan
Sure. Of course in the US, you are entering a new year Nandan and that year has started. What are the initial signs that you are getting for this calendar in the US in terms of IT spending, IT budgets? Do you think, there is any let up in the volume momentum that you are seeing this year in calendar year?

Nandan Nilekani
At this point we do not see an overall slowdown. We do not think IT spending is going to go up dramatically, it will be a few percentage points but more importantly I think, with the global sourcing story becoming mainstream, I think increasingly more and more clients across the world are looking at this as a big way to do it. I think also the risk perception is going down in the sense that companies earlier who were willing to have just a couple of thousand people working for them in India, are now willing to say let us have ten thousand people working for us in India, across may be their own captive or across partners. So, I think the risk perception has gone down. So, I think all these boards well for our business and Infosys in particular being at the right brand at the right place, I think we are able to benefit from that.

Mitali
I was reading in your press release Nandan, that Europe has performed very well as a market. Tactically, are you looking at a change in terms of the geographical spread?

Nandan Nilekani
Well, I think, we have been saying this for some time that we want to improve our geographical spread. At one point, the US business was close to 80% of our revenues, it is down to the low 60%. So, I think that is actually part of overall goal, which is very clear that if you want to really buffet yourself against changing economic trends globally, then you need to have a diversified geographic portfolio. So, what is happening in Europe is very much part of that.

Mitali
Bala, how much of an uptake did you see in billing rates and what are you factoring-in in that stable to upward bias?

V. Balakrishnan
I think if you look at the guidance for the whole year, we are assuming the margins to be stable within a narrow band. The only factor we have to watch out is the rupee-dollar rate. I think the billing rates, we have seen slight uptake in the billing rates this quarter. We are continuously seeing in the last four quarters the billing rates going up. It may be due to change in business mix because even this quarter the contribution from package implementation has gone up from 17% to 17.9%, even the contribution from fixed-price projects has gone up. So, the billing rate increase what you are seeing on a blended basis, could be because of change in business mix also. We are seeing new customers coming at slightly higher price points, some of the existing customers giving slight price increase, but we are not calling it that there is a general trend towards increase in billing rates. There is change in billing rates, it may be due to business mix and it may be due to some of the new customers coming at higher price points.

Udayan
Kris, do you see or envisage more of a talent squeeze in the next calendar year because now some of the global guys are getting more aggressive, EDS, Oracle, with their own India acquisitions and plans. Will it become more of a thorny issue as you look forward into the next four quarters?

Kris Gopalakrishnan
See, at the entry level, I do not think we will see that immediately, probably three-five years down the line we may see that. It's really for the experienced resources, especially when you look at may be a particular technology, project management, etc. This is where the brand equity of Infosys is helpful. We have received almost 1.4 million applications in the last 12 months and we are recruiting aggressively. Last quarter alone we have recruited 1,676 experienced resources. So, we are able to attract the right kind of resources.

Udayan
Nandan, the stand out order for this quarter is Tech Mahindra billion dollars. How does the company like you who has leadership status in the industry look at a $1 billion relationship that goes to some other vendor?

Nandan Nilekani
Well, I think first of all, we think that the market is very large. We think that the Indian technology industry even now has relatively small part of the global market. I think there is room for everybody to grow. So, I think, everybody is happy.

Udayan
Are you saying that you would give your right arm for such an order because it is really large relationship, even by your standards?

Nandan Nilekani
Well, given our strategy, I think we are comfortable with what we are doing.

Mitali
Is it getting easier for a company like yours to get a foothold into those big one shot deals though Nandan?

Nandan Nilekani
I think definitely we have been called more and more at the head table for conversations. I think we are more and more seen as an equal partner in all these relationships. I think there are many many cases frankly where our clients after having made a large commitment to one of the legacy players, is now coming to us and saying help us out, because things are in a mess. So, I think every day every week, I think our position in the market is getting stronger and stronger and I think that is the trend which we have been working on for several years and I think you are seeing more and more of that.

Mitali
Kris, just to get back to that point about the manpower squeeze, what you do from here on? Do you increase your per campus job offers? Do you look making additional wage hikes perhaps within quarters? How do you deal with it?

Kris Gopalakrishnan
Actually, you have to create a pipeline. First of all campus hires have to increase but that is just not sufficient. You have to make sure that you have a very good training program, you need to have a training program on a continuous basis because you have to grow the people within the organization. There are not sufficient number of experienced resources outside the company. Infosys this year will be investing about $120 to $140 million on training alone. So you have to make a significant commitment to employee training, having a good facility for training, having the right teaching staff and things like that. So, we are doing that.

Udayan
Nandan, there has been some talk from the Finance Minister that may be tax exemptions need to be phased out from corporate India in this budget. Does that have any kind of potential ramifications for you for the IT sector as such you think?

Nandan Nilekani
Well I think, if you are already getting a tax benefit by virtue of being in a software technology park with a certain tax holiday, I am assuming that, that will not impact because such things will usually be prospective decisions. But having said that, the Infosys point of view on this is very clear. We support the move for reducing exemptions and lowering tax rates. In other words, much more simple system with less exemptions and lower rates. We are absolutely supporting such move of the government including for the software sector.

Udayan
But do you have a three-four year plan on how to deal with exemptions because you have taken a step in the SEZ direction as well. How you have planned out all your tax commitments depending on government policy for the next 3-4 years?

Nandan Nilekani
Well, I think first of all, the existing business is essentially in software technology parks. These software technology parks have been set up at different points in time. So, every year some of them are actually coming out of the tax exemption situation. By 2009, the STP program is supposed to end but there are now conversations happening about extending that. Some of our new locations are all in SEZ. At the end of the day, we should focus on our business. If the state expects us to pay taxes I think we should pay that, we do not have any problem with that and I think we have to focus on improving our quality, our productivity, our value and our brand. Similarly, even the rupee, if the rupee is going to appreciate, that is a reality, that is not in our control. What is in our control? Our control is our business, making our clients happier, improving the quality of what we do. So, generally we tend to focus on those activities over which we have a zone of influence.

Udayan
Finally, has the groundwork started for the 2008 guidance because you have got into January, a couple of months down the line you would have to give us the guidance?

Nandan Nilekani
Have we started? Absolutely. Are we going to tell you today? No.

Mitali
Absolutely not.

Udayan
But the trends.

Nandan Nilekani
Oh! Absolutely, we have actually have a strategic planning process which begins in October and it is a fairly elaborate 360-degree process. We poll all our stakeholders, we get data, and we just had our annual strategy conference in Mysore last week. We have one with the external board tomorrow. So, the strategic process is all happening, and of course I don't have an issue, I mean we also have to look at how the next three months pan out before we can put our stamp on the guidance for April.

Udayan
Good luck. Thanks very much Nandan for joining in.

Nandan Nilekani
Thank you.

Udayan

Okay, the rest of the team members, management members stay on and we will get a few more faces in when we come back after the break. Just about started with Infosys Board Room. The market has given up some of its gains. Infosys, well it is down about a couple of percentage points this morning, at Rs. 2,128. We will be back with the Board Room.

Udayan
Volatile morning of trade, we started down, then moved up more than a 100 points and now we are down into the red again. So, the market is swinging both ways and the Nifty is absolutely flat after holding about a 25-point gain early in the day. Infosys is still down about Rs. 49 at Rs. 2,116. So it has come off a bit, but the market breadth is not too bad. So, lots of stocks outside the index are performing pretty well. Yesterday's debutantes WWIL and Zee News, both have done very well. WWIL particularly which is up 8%. Shri Astavinayak which had a very good listing yesterday is up 5% this morning as well at Rs. 236. We have got Tanla Solutions not doing too badly. IDBI has done very well as indeed as IFCI for the third day running, it is up 5% at Rs. 16.90 and sugar as a sector has not done too badly at all on hopes that the sugar export ban will be lifted. S. Gopalakrishnan and V. Balakrishnan of Infosys have been talking to us and now S. D. Shibulal also joined in. Shibu morning.

S. D. Shibulal
Good morning

Udayan
From a delivery perspective how has this quarter been, because we note that some of your non-top five clients seem to have contributed quite significantly and grown significantly?

S. D. Shibulal
I think this quarter almost all the customers have grown. Our repeat business this quarter was 94.7%, usually our repeat business is 95% and above. Actually, the number of critical projects have come down, the high-risk projects. We have a category called critical and high-risk projects and they have drastically come down this quarter. So, overall delivery has done very well and the demand continues to be stable in the market.

Mitali
Shibu, particularly for the repeat business that you have got, have you been able to get it at significantly higher prices or have the prices held steadied?

S. D. Shibulal
Our pricing continues to be stable with an upward bias. For the new customers, new contracts, we are getting about 3 to 4% above our average on the new contracts. On the existing customers, when we renegotiate, we are getting about 2% to 3% above the average with the existing customer.

Mitali
Kris, will talk about in more detail of course, but what has the experience been with the subsidiaries both the consulting side and the BPO side?

Kris Gopalakrishnan
BPO has done extremely well and on the consulting side, it is going according to plan. We had said that overall we will have about 500 employees in the consulting space and within the Infosys, both on the subsidiary as well as the parent, we do have now that kind of employees in the consulting side.

Udayan
Bala, what is the outlook for margins? What you are assuming in Q4 and generally given what the rupee is doing, what is your estimate on where you can hold margins?

V. Balakrishnan
I think if we look the guidance, the guidance assumes stable margins even next quarter. The rupee closed at 44.11 or so. In December, we are assuming the same rate continuing for next quarter. We believe that we will be able to maintain the margins within a narrow band. The only factor we have to look for is the rupee-dollar rate. If the rupee-dollar rate behaves irrationally like what it has done this quarter, then it could have an impact. Except for rupee-dollar rate, we should be able to maintain the margins in the short term within a narrow band.

Udayan
When you say short term, what kind of visibility do you have for holding margins outside the rupee of course?

V. Balakrishnan
I am not going to give a guidance for next year; so short term now means next quarter.

Udayan
Around 32 to 32.5%?

V. Balakrishnan
Yes, within that range.

Udayan
Shibu, just talk a little bit about big deals because you spoke about two or three of them last quarter. Any significant steps you have taken towards that in this quarter?

S. D. Shibulal
Actually we continue to pursue a number of big deals. Last quarter, when I defined big deals, I said they are $50 million and above. If I use that criteria, we have actually closed a number of deals this quarter.

Udayan
Number being?

S. D. Shibulal
May be three to five. For example, we have closed a deal with one of the high-tech manufacturers and we have started work on a $100 million deal, the initial phase. Another software manufacturer, we have closed a deal about $75 million. A food manufacturer, we have closed a deal at around $73 million. So, in the definition which I used last quarter which is $50 million and above, we have closed a number of deals. At the same time, we are continuing to pursue deals that are $100 million and above, and we probably have about six or seven such deals being pursued and they are long incubation deals and it takes time to close.

Mitali
All these deals, if at all Shibu, would be consummated within this fourth quarter or it will take a bit longer?

S. D. Shibulal
It will take a bit longer. Some of them will get closed in Q4, some will take longer because usually these deals, the $100 million and above deals, are anywhere from six months to nine months in process to get it closed.

Mitali
We were speaking with Nandan about Tech Mahindra's big $1 billion contract that it won. Are those deal size is something that Infosys is gunning for as well?

S. D. Shibulal
Absolutely, we are gunning for those kinds of deals and we do participate deals closer to that size. We do get called into the table to discuss deals which are closer to that size.

Udayan
Kris, what about the top five clients that you have, what kind of visibility do you see from those? Are they growing at your average growth rates, lower, or higher?

Kris Gopalakrishnan
This quarter, the top five clients grew at 12.6% in dollar terms, higher than the company average. We have good visibility into our client's budgeting, etc and their budgets are being firmed up as we speak now, and once the budgets are firmed up those are typically shared with us also. That gives us good visibility. With almost 95% repeat business that gives us a lot of confidence when we look at the next year. Our philosophy always has been that have the utilization somewhere around 78% to 79% when we plan, look at your customer's budgets and things like that, based on that, we can do some planning and if the market improves and if there is let us say an opportunity which comes our way, we can actually take advantage of that. In our guidance, we also do not include large deals because we still do not have the predictability in large deals. I also want to add that, in large deals, we are more careful in not tying up our resources for the long term if possible at very lower rates. So, we have some thresholds, we have some parameters which we use in order to filter out these large deals.

Mitali
Bala, to hold or better those margins, on the SG&A side, what are you factoring in, both in terms of wage hikes, what you see as employee utilization rate, all of that?

V. Balakrishnan
On the employee utilization side, we said we are comfortable with a range some where between 76% to 80% excluding trainees. I think we will be within that range. We want to maintain it at the lower level so that if there is any growth opportunities, we do not miss on that. On the SG&A side, we will keep the costs under control. We will get some scale benefits when we grow bigger because they are not going to grow in proportion to revenues. That will give some offset against any impact on the margins, definitely.

Udayan
Shibu, do you think, from a delivery perspective, it could be getting important to have some major relationships with large, either companies or with service providers in the west, because a lot of people are excited about Mphasis when they speak about their EDS connection. A lot of people are excited about I-flex because of the Oracle connection. Do you think you need such a big toehold into a big client or a big company as such to crack some of these very large deals, $1 billion to $1.5 billion kind of deals?

S. D. Shibulal
If you look at our service footprint today, 42% of our revenue comes from non-ADM services; 2,000 consultants within the organization. We have deep strength in domain, we have rolled out a certification program which covers 65,000 people by which we are building capability on domain, on technology, on program management, on consulting skills. So as a strategy, over the last three to four years, we have built a true end-to-end capability. So, to get those kinds of capabilities, it does not make any sense for us to tie up with somebody at this point in time. There could be areas for example if you want to bid for a deal in a consortium manner, where somebody else is taking over the asset and you bid as a consortium, then you can tie up, but that will be a loosely coupled arrangement where it is done parallely. So, in our minds to create a capability of technology, domain, consulting, program management, at this point we do not think we need to tie up.

Mitali
And you do not think it will require any inorganic moves either to diversify as you would want to?

S. D. Shibulal
On the inorganic side, I think we continue to look at inorganic growth, makes sense for us to do some of them today, either it could be for deep penetration in the vertical or if it is a sizable one, deep penetration into a country like what we did in Australia. So, if you want to deep penetrate into one or the other countries, we could go in. So, those things make sense for us and we continue to look at them.

Mitali
If you had to gauze IT spent for clients Shibu for the rest of the year, even ballpark, how much more do you think they are willing to allocate?

S. D. Shibulal
I think, on a budget basis, the budgets are most probably going to remain stable with a slight, very slight, may be 1% to 2%, upward bias on the budgeting side, but the story is on the outsourcing and the offshoring side. I think this has become mainstream today. Customers are willing to put more and more of their money into this, it has become low risk, mainstream and high value. So, in that sense we expect that the outsourcing spend and the offshoring spend will continue to increase this year.

Udayan
Kris in the next calendar year, do you expect to see the need to be more aggressive on the compensation front, given all the factors, higher attrition, more MNC kind of competition? Could it be a possibility that wage inflation is higher next year?

Kris Gopalakrishnan
See we have increased wages around 13% to 15% in the last several years. The impact of that when you look at the total year, comes down significantly because there is a base effect, we continue to add people at the bottom and grow that way. So, on a month-to-month basis, on a same role, we may have to continue to increase at the same rate, around 13% to 15%. I do not see that significantly growing up at this point because this impacts the entire industry not just Infosys. And then because of our model, I think we will be able to manage this much better than anybody else and this is where the training etc., also helps.

Udayan
Bala you are confident or as a CFO that makes you apprehensive? Could that aside of the rupee-dollar which you have no control over, could that skew your projections a bit, the wage inflation?

V. Balakrishnan
I think wage is one of the largest cost for a service industry like us. In fact any significant increase will impact our margins. As Kris said, in the last several years, we have not seen the wages increasing beyond 13% to 15%. The MNC competition was there for several years, it is not something new and we have a pyramid structure which helps us because when we add some 25,000 to 30,000 people each year, around 60% to 70% of them are somewhere in the bottom of the pyramid. So, on the average per capita cost, the increase may be around 5% to 6%, which is manageable. So, as long as the wage increase is within that range, I think we will be able to maintain our margins.

Mitali
Shibu, in order to pitch for the deals that you are focusing on in the next few quarters, do you foresee a whole lot more hiring?

S. D. Shibulal
I think our hiring will be as per plans. For example, our utilization today is 77.7%. We are comfortable anywhere between 76% and 80%. That means that we have enough people in the system who can actually be raised to the point where they can take up some of these large deals as and when they are close, and as I said we have already closed multiple large deals, $50 million and above last quarter which is in flight. And they also have a ramp up time, it does not happen overnight. You close the deal, there is a certain period of time in which you have to ramp up. So, we have enough people in the system today to do it.

Udayan
Okay we will take a break on that note. The market slipped a bit. Both the Sensex and Nifty are in the red and Infosys is down about Rs. 60 odd which is nearly 3%, at Rs. 2,100, just above Rs. 2,100. Some of the other construction engineering stocks are under pressure. IVRCL is down about 3 odd percent and it is an important stock in that space. We will come back and talk to you and tell you more about how the market is shaping up, they have given up all their morning's gains one hour into trading.

Udayan
Welcome back. The markets are absolutely flat. Infosys has recovered a bit from the lows of the day, it was down about Rs. 60 odd, now it is down Rs. 46 rupees at 2,118 but it has been a volatile session of trade. We have been talking to the Infosys top management. S. D. Shibulal is still with us. Mohandas Pai joins in to talk about what is happening with the people's perspective and we have two other members of the top management, Prasad T., who heads High Tech and Manufacturing and Naren K. who heads Energy and Utilities also joins us now. But before we talk to these gentlemen, a quick word on the market from P.N. Vijay who joins us. Vijay, morning. What have you made of this morning of trade which has been quite volatile and how Infosys has moved post results?

P.N. Vijay
Well, as far as the markets are concerned, we talked about it a few days ago, we are seeing a bit of a dip as investors are cutting positions ahead of the results because people are curious to see if the results would be in line with expectations or so. I am not surprised that for these few days markets are edgy, but going forward I think with crude falling to $53 to $54, in the long-term that is very good for the Indian economy and interest rates and inflation. So, I do not see any great negatives in the macro. As far as Infosys is concerned, it was expected that the margins would take a hit because of the strong rupee, that sort of about 200 basis points hit. And apart from that I think it is sort of par for the course, I mean no great surprises, but they have delivered broadly what we expected.

Mitali
How deep do you think the shave off can get for the market though Vijay, because in the past six trading sessions we have already slipped about 500 to 600 points?

P.N. Vijay
Yeah, about 3-4%, true, we have been having these quite frequently now. We had one in December and one in October, sort of sharp sell off but this time it has been rather muted and I would guess this people are just holding back money. So I do not see this go beyond this week actually. I would imagine that next Friday close would be quite a bit better than this Friday close.

Udayan
Thanks Vijay very much for that. The breadth has declined a bit as well, and the midcap index is actually down in the red which is not very encouraging after what seemed like a positive start this morning. But back to Infosys. Mohan, we were just discussing with Nandan, attrition has gone up a bit, are there are any signs of worry on the personnel front?

Mohandas Pai
I do not think there are signs of worry because if you look at the attrition data it is 13.5% for the last 12 months, but if you remove involuntary attrition which primarily comes from the fact that some people do not get through our training course. We have improved the benchmark for them to pass; it is 12.2% as against 12%. And if you look at that total number of people who left, it is almost the same as the last quarter; there is hardly any change. So, overall I think there is some stability, but there is a very very big change in India. I think among younger people who join companies today, there is a sense of unease. People do not know what they want to do, they want to do many things, they want to grow very fast, they want to move, they are very anxious about their future, they ask about their careers, they are not as stable in their careers as people used to be may be 10 years earlier. So I think generally there is a sense of unease among young people who join companies and there are many more opportunities today than earlier. So, I guess at that 1-3 year band there will be attrition in the future also and I think many many companies in this country in the manufacturing and other sectors are going to have serious challenges getting people in. But as far as we are concerned, I think we are okay, par for the course.

Udayan
But, what could be ramifications of this kind of unease and the job market tightness, which could happen in the next four quarters, would you need to hike wages more than expected to hold people back?

Mohandas Pai
I think what we need to do is possibly make sure that we communicate with people better. We have got to make sure that we make increased investment in them, in terms of making them understand about their career prospects. As far as wages go for the freshers, we are already at the top in the industry compared to companies of our size and in the first five and next year too we are going to be there. We have about 13,000 offers outstanding for the next year. I think from the campuses for the next year we will be the largest hirers. We have been from day one 76% of the time. So we got a very good story going. So we are not concerned about that and we have started a very large scale Campus Connect project with 20,000 youngsters have either gone through the course or going through a 16 week course in the colleges itself through about 305 engineering colleges. All this is helping build the brand for Infosys. I think we are okay, but I worry about the rest of Indian industry, this is a major challenge.

Mitali
You did make the point though last quarter and we spoke Mohan that manpower scale is the biggest challenge for Infosys. Does that hold for you and do you have to look aside from the verticals you were looking at in terms of hiring more people?

Mohandas Pai
We have been hiring people from the B.Sc. stream and quantitative technique stream. We have 1,700 people inside the services firm. We will probably have an equal number next year from the colleges but that is not a very scalable model because they require more training and there are career challenges for them because as they go up the ladder and they come from a different background, and I think the key is to expand the pool of people in this country. We have about 525,000 seats in engineering with 460,000 people filling the bridge and the challenge is to make more of them employable. So I think our large scale investment in training in Mysore, we can probably train by the time we complete in the middle of next year, 50,000 people a year. It is going to be a great competitive challenge for us. The challenge is, there are people, they are ill trained, they are not fully finished. So you have got to invest an enormous amount in training and you have got to have the capability. If you do that you succeed. I think we are right there.

Udayan
Prasad morning, how has your vertical turned out this quarter, High Tech and Manufacturing?

Prasad T.
I think we did very well. We had good growth in some of the more transformational deals. We are involved with customers who are making investments and making them more competitive in this global world. So, we have won some good deals, which were related to transformation projects. So overall, it has been a very good quarter.

Udayan
Anything that Shibu would classify as big, which is $50 million plus?

Prasad T.
Yeah, one of them he spoke about, which is the electronics distribution company where we are helping the client transform in a global way implementing large enterprise solutions to manage customers and their supplies better.

Mitali
Naren same question to you, how has your vertical shaped up and what has been the biggest deal size that you have won this quarter?

Naren
Energy and Utilities has come up as a big growth engine for Infosys. If you look at it compared to 2004, where we contributed around 2.2% to the company revenues, we have come to 5.5% on an average today. So that is pretty good growth. In terms of large deals, yes, we are focusing on the client base first and the client base has increased to 20 plus today and in terms of the large deals, yes, we are winning the mid-size deals, I am talking about $ 10 million per annum kind of deals up to $ 50 million total value deals pretty often these days. And quite a lot of transformational deals like Prasad said, particularly helping companies to rewrite their business processes, do business process integration, mission-critical projects and so on. So doing very well right now.

Mitali
And average deal size is of?

Naren
Average, if it is a transformational kind of deal, recent deal size would be around $10+ million in our industry, all the way up to $50 million is the recent one we won this quarter. We are pursuing deals anywhere between 50-200 and above right now.

Udayan
Any significant changes in pricing you are seeing Prasad in your vertical at all.

Prasad T.
Not really, it remains stable with an upward bias, but we are seeing the business mix changing with my vertical actually has a very high percentage of enterprise solution and it is growing. It increased from about 19% to about 20+% and that gives us bigger boost in the revenue realized or the price realized and the consulting that goes before the package gets implemented. So we are seeing the business mix changing and therefore the realized price has actually increased.

Udayan
What about you Naren in terms of pricing?

Naren
Steady with an upward bias. In fact all the new accounts we are opening are with close to around 5% higher than what we are enjoying today, and just joining with what Prasad said, the business mix, the service mix has significantly changed. In fact if you look at my segment, close to 40% which is coming from the new services which we incubated in the last two years, particularly packaged services. The penetration of consulting and high-end architecture, advisory kind of services is very high, close to 6-7% today. So we are doing well actually.

Mitali
Mohan asides from the overall attrition what about the BPO side, where are attrition rates stood at this time?

Mohandas Pai
The BPO attrition rate has come down to about 26% which I think is very good because if you look at the way we calculate, we take everybody who joins the firm even when you are in training. Out of 26%, about 23-24% attrition is in the 0-3 month's time period when you join and people typically go through training and understand what the work is and some of them drop out, and above 12 months is when you finish your first 12 months and you want a promotion and not many get promotion. We have about 50% attrition at that point of time. So if you look in the data, 26% is very very good. I think amongst the best in the industry because we calculate in a very conservative basis. It has come down, and I think we are very happy about that.

Mitali
Aside from the entry level, are you having to relook at wage hikes in the middle level management as well?

Mohandas Pai
Yes in the middle level management, there has been considerable demand for people and particularly people coming from the BPO background, I think wages are going through the roof. There is a challenge. So what we have done is to make sure that we pick up people from the manufacturing sector. Now the BPO industry is going after middle level people from the manufacturing sector and of course we pay them well and they come with a process discipline. They come with a discipline which says, end of the day you got to finish all your work and go home. You got to have proper documentation. You got to have high quality standards. You got to have repeatable processes. Their mind set is totally different. I think they are very stable and they are very good. We are looking for mid level people from the financial sector, from banks and others, who have been doing processes and doing very well and we are also having people join us from the parent company. Because people from the parent company have extraordinarily talent in making sure they meet the numbers, they are very focused, they know how to operate and they are excellent people. So I think the mix of people that we have in the mid level is changing from more from manufacturing, financial services and from the parent company and I think that is helping us tremendously in terms of growth, because the BPO business grew 20% quarter-on-quarter this quarter.

Udayan
Okay let us take a break, when we come back our last shot with the Infosys management. The stock is stable, the markets are stable as well, so no great turbulence out there. We will come back and talk more about Infosys numbers for this quarter and of course the restlessness that Mohan is eluding to the younger in the organization.

Udayan
Welcome back. The markets pulled back a little once again, but the midcap index is still in the red, the Nifty and the Sensex have climbed back into the green, Infosys is down about Rs. 40 odd. It seems to be finding its feet just around that Rs. 2,100 mark. Capital goods and constructions is the weak spot. Curiously some of the other technology stocks around Infosys have not done too badly; Wipro, Satyam, they have had good mornings and TCS too is holding out. Infosys seems to be under a bit of pressure since morning. Last 5 minutes with the Infosys top management, we have four of them with us. Shibu just to get back to you and this is the question which every analyst asks you every quarter, when will you get meaningful uptakes in pricing and give us a different line from steady to with an upward bias?

S. D. Shibulal
I think, as we said the pricing continues to remain stable with 3% to 4%. The challenge here is that 95% of our business comes from repeat business, that means the new customers who get added even if we get 15%, even assume we get, to flow it into the system will take a very very long time. This quarter, our blended revenue productivity has marginally gone up. So it is going to be a steady thing rather than a step jump, because it is the simple reason that a large percentage of your revenue is coming from repeat businesses and the second reason which I also want to point out, as the customers becomes larger and larger, there is certain demand for discounting which comes into picture. So the rates may be going up but the discount might kick in. So these two factors will create a gradual growth, a gradual uptake rather than a step jump.

Udayan
Mohan, at some point will it start pinching the fact that the rates are not going up but the wages are continuously going up, or do you think volume growth will continue to keep offsetting this equation which seems to be a little lop-sided?

Mohandas Pai
Udayan, volume growth will obviously be the big thing which will help us offset this, as also increase in productivity, increase in the business mix of what we do. If you look at data from 1994 till 2006, salaries in India overall have gone up by only about 35%. Remember the rupee has depreciated, now the rupee is stable, so it is not in our favor. We have gone up the value change and mix of business has gone up and we have also seen small uptake in prices in the last 3 to 4 quarters and that has helped us out. So I think, going forward we have to increase efficiency, increase productivity and make sure you increase the mix to make sure that wage inflation does not hurt us and we have managed for the last 12 years and I think we have the capability to manage for a fairly long time. Let me say this that we will be the last kid in the block. So we will always have good stuff. We have the capability, we have a business model that is extremely robust and we have build a pyramid and we know how to fix things and if the external environment is not very good, then obviously we will be the ones who will the strongest amongst everybody.

Mitali
Naren, in terms of markets though, what is opening up for now as a market and is it getting more competitive to win these deals quarter after quarter?

Naren
See these markets are just realizing the potential of global delivery and companies like Infosys because they are so much used to the legacy firms and really looking at new relationships, new capabilities, global support and so on. So the market is really opening up there and the other side of it is the market potential is huge. We are talking about combined market worldwide spending close to $35 billion in IT and consulting services and so on and the core competency of Infosys, the sweet spot, has just started penetrating them. So we are in a very good spot there. In terms of competition, we are coming across the legacy firms more than the Indian firms, India-centered firms so to say. So that is a trend we are clearly seeing out there but it is pretty good for us right now. The outlook is very good. I told you about the client-based expansion. We started off with close to seven clients, and in the energy utility sector we have close to 20 active clients in the last 3 years. So that is the kind of growth we are seeing out there.

Mitali
Prasad, on a sequential basis what sort of volume growth do you think you vertical can post from now on?

Prasad
I think we are maintaining a growth which is more or less equivalent to the Infosys growth rate. We are seeing that our business comes in chunks and you should remember that high tech and manufacturing are very mature buyers of services from an offshore model. Now they are spending more and more money in transforming themselves to becoming more competitive because on one hand they are having to compete with the newer players like from the emerging markets, the Huaweis of the world and they have to get competitive. So they are investing a lot in enhancing their competitive. So there is a lot of spend which is on the discretionary side that comes in chunks. It is not sort of lot of annuity business, it kind of comes in chunks. So there could be quarters when we could definitely grow faster than Infosys, but on an average we will be at or above the Infosys growth rates.

Udayan
Shibu, it is getting a little bit more challenging as more and more MNCs get their back ends in placed in India from you to offer a proposition which is more competitive to them or is that market leveling up a little bit making it more difficult for you?

S. D. Shibulal
I think there are two or three factors. First one is that when the industry average of delivering projects today continues to be about 40 to 50%, whereas we deliver 90% plus of our projects within time and within budget. So we have a track record, an excellent track record, far superior to the industry. The Global Delivery Model is in our DNA and I still believe, they are yet to build it. Recruiting people is not enough to build that DNA, it is about having a completely aligned system from both sides. In fact if you look at some of the global majors, they are still treating India as a cost center rather than an integrated entity in the system. So in our case we have a true organizational DNA which is Global Delivery Model based. And the third factor is that the value which we provide to the customer today, as I said we have about 2,000+ consultants in our system today. So our consulting capability is almost similar to what they have or getting closer to it. So from a value perspective, we provide the same kind of value and there is a price advantage. So given that and as Naren said, in fact I believe, that they are seeing us a lot more because our deal sizes are going up. Our average deals size 5 years back was probably $5 million and today they have gone up about $10 million, $20 million and above, which was their spot and they are definitely seeing a lot more of us today than in the past.

Udayan
Mohan, do you worry about this that EDS will start hiring 10,000 to 15,000 people a quarter out of India and that will put a lot of pressure?

Mohandas Pai
I wish they come and hire more people because competition is always exciting. Remember we have been hiring over the last many years. We have built an engine to hire people from colleges, from the laterals and we have not lost too many people and we are in very good shape. The more the legacy players hire in India, the more their internal model will implode. If the Indian operation, the Global Delivery Model becomes a large part of their operations, obviously there will be pressure from the client side in terms of revenues. If you look at the per capita revenues what they do and what we do, there obviously the client is paying much much more for a similar kind of work. So the more they increase in India the more they will have challenges. I think it is good and there will be more people to hire. If you have many good companies hiring people there will be many more people in the market place to hire in the lateral basis and that is good for everybody.

Udayan
You do not fear that they will take away large part of your cream?

Mohandas Pai
No absolutely not. We have created a company which is an aspiration. We have created a company that is a dream, a company which is very open, transparent, and collegial and we have a fabulous culture and this culture is very difficult to replicate. It happens because we had a great set for founders, I mean that is not there in all the companies. The kind of freedom that you get in Infosys, to come go and talk to your superior and talk to them and argue with them and to dissent and the freedom that you get is not there. Now this is a very unique culture. We have many people who come from outside who are astonished at what we have here. Yes at the entry level when people join us directly, they think this is the world, this is for real what we have in Infosys. But this is not real, this is an exclusive enclave. When you go out and see other companies, the cultures are very different. For example, compared to a legacy player, our people talk with the clients directly, they can go engage with the client, they talk with the client, there are no gatekeepers. Most of them have gatekeepers outside and our people have full freedom to engage into business, most people don't. So like Shibu said, you are part of a cost center and they call you a low cost country. So obviously how you look at it, is very different. I think this is the strength of Infosys and this is what is taking us forward. So we are in a strong place. I think it is good. More competition is better.

Mitali
But if you had to look at your onsite offshore mix at this point Mohan, where would you say that you would have factor in more wage hike, to keep room for more wage hikes?

Mohandas Pai
I think there is need for some adjustment overseas because overseas hiring has gone up and adjustment in a particular band. We need to do something in particular one or two bands, other bands we are okay. Even in India like Kris said, we see a 13% to 15% hike in salaries, which has not changed but we have to focus more on certain bands where the demand is more. In other bands we are quite okay. So I think some streaking of adjustment has to be done. And we have this variable model and this quarter the variable model is paying out a very high variable and the variable model ensures that you can pay people more and I think it protects the company on the downturn. It also makes sure that we share in upturn and I think that it is very good, and is helping us a lot.

Udayan
Gentlemen, we will leave it there this quarter. Thanks very much all of you for joining, have a great year ahead. We are done with the Infosys Board Room for this quarter, Rs. 44 down Infosys, at Rs. 2,118 and the market pretty much flattish for this morning. See you next quarter with Infosys. On the other side of the grid, more focus on the markets which have had a very volatile session. Thanks for watching.